CONTACT:   Laura Brightwell Asman - Media Relations
           (404) 676-3023
           Margaret Carton - Investor Relations
           (404) 676-5455

FOR IMMEDIATE RELEASE
COCA-COLA ENTERPRISES INC. RESTARTS
SHARE REPURCHASE ACTIVITY

ATLANTA, July 27, 1995 -- Coca-Cola Enterprises announced today that the Company will restart repurchasing shares of Coca-Cola Enterprises common stock effective immediately, under the previously authorized share repurchase program, utilizing the Company s anticipated annual free cash flow. Under the program authorized in August of 1994, Coca-Cola Enterprises announced the repurchase of up to 10 million shares in open market and privately negotiated transactions, based on free cash flow and market conditions. Under the existing program, the Company repurchased approximately 2 million shares between August of 1994 and the middle of January in 1995. Repurchased shares will be used for general corporate purposes, including funding various benefits and compensation plans.

"At our recent Board of Directors' Meeting, our Board supplemented the existing program by endorsing the use of anticipated 1995 free cash flow for share repurchase based on opportunities in the marketplace," commented Summerfield K. Johnston, Jr., vice chairman and chief executive officer.

"Given the strength of our year-to-date 1995 performance, our cash flow expectations for full-year 1995, and the current stock price, we believe that buying our stock represents a very attractive use of our free cash flow, one that will provide a significant return and create value for our share owners," added Henry A. Schimberg, president and chief operating officer.

Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest bottler of products of The Coca-Cola Company, distributing approximately 55 percent of The Coca-Cola Company's United States bottle and can volume and all of The Coca-Cola Company's bottle and can volume in the Netherlands.